UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2018

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

65 Innovation Drive

Milton Park

Abingdon, Oxfordshire, OX14 4RQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Closing of Midatech Pharma US Inc. Sale

On November 1, 2018, Midatech Pharma PLC (the “Company”) announced that it had completed its previously announced sale (the “Closing”) of Midatech Pharma US Inc., its wholly owned subsidiary (“Midatech US”), to Kanwa Holdings, LP, an affiliate of Barings LLC (the “Purchaser”). A copy of the press release announcing the closing is attached hereto as Exhibit 99.1 and incorporated by reference herein.

In connection with the Closing, the Company entered into a transition services agreement (the “Transition Services Agreement”) with Midatech US and the Purchaser, pursuant to which the Company will provide certain transition services to Midatech US for a period of up to 12 months following the Closing, subject to extension upon the mutual agreement of the parties. The foregoing description of the Transition Services Agreement is not complete and is qualified in its entirety by reference to the full text of the Transition Services Agreement, which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of November 2018, and incorporated by reference herein, is:

Exhibit No.	Description

10.1	Transition Services Agreement, effective as of November 1, 2018, by and among Midatech Pharma PLC, Midatech Pharma US Inc. and Kanwa Holdings, LP.

99.1	Press release, dated November 1, 2018 entitled “Completion of Midatech Pharma US Sale.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: November 8, 2018	By:	/s/ Nicholas Robbins-Cherry
Nicholas Robbins-Cherry Chief Financial Officer

Exhibit Index

Exhibit No.	Description

10.1	Transition Services Agreement, effective as of November 1, 2018, by and among Midatech Pharma PLC, Midatech Pharma US Inc. and Kanwa Holdings, LP.

99.1	Press release, dated November 1, 2018 entitled “Completion of Midatech Pharma US Sale.”